Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer-Danfoss Inc.

Employee Benefit Committee

Sauer-Danfoss LaSalle Factory Employee Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated June 24, 2011, with respect to the statement of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held at the end of year as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

/s/ LWBJ, LLP

West Des Moines, Iowa

June 24, 2011